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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT OT SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                             MICROSEMI CORPORATION
                             ---------------------
            (Exact name of Registrant as specified in its charter)



          Delaware                                      95-2110371
         ---------                                      ----------
(State or other jurisdiction                          (I.R.S. Employer
  of incorporation)                                 Identification No.)


2830 South Fairview Street, Santa Ana, California           92704
-------------------------------------------------           -----
 (Address of principal executive offices)                 (Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                   Name of each exchange on which
     To be so registered                   Each class is to be registered

Not Applicable

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]


Securities to be registered pursuant to Section 12(g) of the Act:

                 Series A Junior Participating Preferred Stock
                 ---------------------------------------------
                                      and
        Rights to Purchase Series A Junior Participating Preferred Stock
        ----------------------------------------------------------------
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Item 1. Description of Registrant's Securities to be Registered.

   A. Description of Series A Junior Participating Preferred Stock, par value $1.00 per Share

     Designation and Amount. The shares of such series shall be designated as "Series A Junior Participating Preferred Stock," par value $1.00 per share, and the number of shares constituting such series shall be 100,000.

     Dividends and Distributions. Subject to the prior and superior right of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Junior Participating Preferred Stock with respect to dividends, the holders of shares of Series A Junior Participating Preferred Stock shall be entitled to receive when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of September, December, March and June in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to, subject to the provision for adjustment hereinafter set forth, 10,000 times the aggregate per share amount of all cash dividends, and 10,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock of the Corporation (the "Common Stock") since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock. In the event the Corporation shall at any time after the close of business on December 22, 2000 (the "Rights Declaration Date") (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case, the amount to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

     The Corporation shall declare a dividend or distribution on the Series A Junior Participating Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend payable in shares of Common Stock.
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     Dividends shall begin to accrue and be cumulative on outstanding shares of
Series A Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than thirty (30) days prior to the date fixed for the payment thereof.

     Voting Rights. The holders of shares of Series A Junior Participating Preferred Stock shall have the following voting rights:

          Subject to the provision for adjustment hereinafter set forth, each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

          Except as otherwise provided herein or by law, the holders of shares of Series A Junior Participating Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

          Except as required by law, holders of Series A Junior Participating Preferred Stock shall have no special voting rights and their consent shall
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     not be required (except to the extent they are entitled to vote with holders of Common stock as set forth herein) for taking any corporate action.

Certain Restrictions.

     The Corporation shall not declare any dividend on, make any distribution on, or redeem or purchase or otherwise acquire for consideration any shares of Common Stock after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock unless concurrently therewith it shall declare a dividend on the Series A Junior Participating Preferred Stock as required by Section 2 hereof.

     Whenever quarterly dividends or other dividends or distributions payable on the Series A Junior Participating Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Junior Participating Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

          declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock;

          declare or pay dividends on, make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with Series A Junior Participating Preferred Stock, except dividends paid ratably on the Series A Junior Participating Preferred stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

          redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, provided that the Corporation may at any time redeem purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Junior Participating Preferred Stock; or

          purchase or otherwise acquire for consideration any shares of Series A Junior Participating Preferred Stock, or any shares of stock ranking on a parity with the Series A Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and
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     preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

     The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

     Reacquired Shares. Any shares of Series A Junior Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

     Liquidation, Dissolution or Winding Up. Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Junior Participating Preferred Stock shall have received an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, plus an amount equal to the greater of
(1) $400,000 per share, provided that in the event the Corporation does not have sufficient assets, after payment of its liabilities and distribution to holders of Preferred Stock ranking prior to the Series A Participating Preferred Stock, available to permit payment in full of the $400,000 per share amount, the amount required to be paid under this Section 6(A)(1) shall, subject to Section 6(B) hereof, equal the value of the amount of available assets divided by the number of outstanding shares of Series A Participating Preferred Stock or (2) subject to the provisions for adjustment hereinafter set forth, 10,000 times the aggregate per share amount to be distributed to the holders of Common Stock (the greater of (1) or (2), the "Series A Liquidation Preference"). In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event under clause (2) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock that were outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.
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     In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, which rank on a parity with the Series A Junior Participant Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences.

     Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Participating Preferred Stock shall at the same time be similarly exchanged or changed in amount per share (subject to the provision for adjustment hereinafter set forth) equal to 10,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Junior Participating Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

     No Redemption. The shares of Series A Junior Participating Preferred Stock shall not be redeemable.

     Ranking. The Series A Junior Participating Preferred Stock shall rank junior to all other series of the Corporation's Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

     Amendment. The Certificate of Incorporation, as amended, of the Corporation shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series A Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class.

     Fractional Shares. Series A Junior Participating Preferred Stock may be issued in fractions that are integral multiples of one one-thousandth of one share, which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have
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the benefit of all other rights of holders of Series A Junior Participating
Preferred Stock.

               This Description of Series A Junior Participating Preferred Stock, par value $1.00 per Share, does not purport to be complete and is qualified in its entirety by reference to the definitive Certificate of Designation of Series A Junior Participating Preferred Stock, as may be amended from time to time, filed as Exhibit 3.1 and which is incorporated herein by this reference.


     B. Description of Rights (the "Rights") to Purchase Series A Junior Participating Preferred Stock

               The information found under the heading "SUMMARY OF TERMS OF THE MICROSEMI CORPORATION RIGHTS PLAN" in the document filed as Exhibit 20.1, which is entitled the "Letter to Stockholders dated December 22, 2000 and attached Summary of Shareholder Rights Plan," is incorporated herein by this reference.
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Item 2. Exhibits.

3.1 Certificate of Designation of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the registrant

3.2  Legend on common stock certificates regarding rights agreement

4.2 Rights Agreement dated December 22, 2000 between the registrant and Mellon Investor Services, LLC, as Rights Agent, and the exhibits thereto

20.1 Letter to Stockholders dated December 22, 2000 and attached Summary of Shareholder Rights Plan

99.1  News Release dated December 22, 2000


                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Microsemi Corporation

Date:  December 22, 2000


By: /s/ David R. Sonksen
   --------------------------
     David R. Sonksen
     Chief Financial Officer
     and Executive Vice President